AB 3/23

15025092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8-51348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Capital Management Hollencrest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle Suite 500
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Pellizzon (949) 823-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/23

OATH OR AFFIRMATION

I, Peter Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Capital Management, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California
County of Orange
Subscribed and sworn to, before me on this 26th day of January, 2015. Peter Pellizzon proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature

Managing Member / COO / CCO
Title

Notary Public

A notary public or other officer completing this notarial act verifies only the identity of the individual who signed the document, and not the truthfulness, accuracy, or validity of the document(s).

NITA L. CHARLTON
Commission # 1965854
Notary Public - California
Orange County
My Comm. Expires Jan 7, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hollencrest Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Members of
Hollencrest Securities, LLC:

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hollencrest Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Hollencrest Securities, LLC's financial statements. The supplementary information is the responsibility of Hollencrest Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

HOLLENCREST SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	21,456
Receivables from clearing organizations		1,798,331
Deposit with clearing organization		100,000
Marketable securities, at market value		56,250
Receivable from affiliate		18,721
Property and equipment – net		131,010
Receivable – other		43,787
Receivable from customers		132,189
Prepaid expense		172,416
Total assets	$	2,474,160

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	139,333
Commissions payable		50,086
Deferred rent		71,541
Pension payable		190,438
Note payable		32,179
Total liabilities		483,577
Commitments and contingencies		
Members' equity		
Members' equity		1,990,583
Total members' equity		1,990,583
Total liabilities and members' equity	$	2,474,160

The accompanying notes are an integral part of these financial statements.

HOLLENCREST SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2014

REVENUES		
Commissions	$	1,720,574
Financial advisory and management fees		5,573,494
Consulting income		477,937
Interest and dividend income		219,950
Net investment gains (losses)		(4,145)
Other income		656,222
Total Revenues		8,644,032
EXPENSES		
Employee Compensation and benefits		1,790,408
Commission expense		464,345
Communications		442,108
Occupancy and equipment rental		332,241
Professional fees		401,314
Taxes, licenses and fees – other than income taxes		29,497
Other operational costs		764,184
Total Expenses		4,224,097
Net Income (Loss) before Income Tax Provision		4,419,935
Income Tax Provision		12,590
Net Income	$	4,407,345

The accompanying notes are an integral part of these financial statements.

HOLLENCREST SECURITIES, LLC
Statement of Changes in Members' Equity
December 31, 2014

		Members' Equity
Balance At December 31, 2013	$	2,251,332
Members' Distributions		(4,668,095)
Net Income (Loss)		4,407,345
Balance At December 31, 2014	$	1,990,582

The accompanying notes are an integral part of these financial statements.

HOLLENCREST SECURITIES, LLC
Statement of Cash Flows
December 31, 2014

Cash flow from operating activities				
Net Income (loss)			$	4,407,345
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation expense	$	46,411		
Bad debt		52,525		
(Increase) decrease in assets:				
Receivables from clearing organizations		1,139,675		
Loan Receivable		1,339		
Receivable – other		(20,388)		
Receivable from customers		12,920		
Receivable from affiliates		667		
Prepaid expenses		(20,705)		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		(110,734)		
Commissions payable		(5,147)		
Deferred rent		(7,618)		
Pension plan payable		(6,695)		
Deferred income		(873,085)		
Total Adjustments				209,165
Net cash provided by (used in) operating activities				4,616,510
Cash flow from investment activities				
Purchases of equipment		(16,994)		
Net cash provided by (used in) investment activities				(16,994)
Cash flow from financing activities				
Repayment of note payable		(33,443)		
Capital distributions		(4,668,095)		
Net cash provided by (uses in) financing activities				(4,701,538)
Net Increase (decrease) in cash				(102,022)
Cash at the beginning of year				123,478
Cash at end of year			$	21,456

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Interest	$	2.446
Income taxes	$	12,590

The accompanying notes are an integral part of these financial statements.

Hollencrest Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hollencrest Securities, LLC (the "Company") was formed as a California Limited Liability Company on June 12, 1998. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA"), a broker/dealer and Registered Investment Advisor with the Securities and Exchange Commission ("SEC"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a member of the National Futures Association ("NFA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker with Commodity Futures Trading Commission ("CFTC"). The Company conducts business under the DBA Hollencrest Capital Management.

The Company provides investment and financial services to a variety of individual, trusts, institutional, and corporate clients. The Company provides retail brokerage services, buying and selling of various corporate equity and debt, OTC, listed equities, municipals, and variable life insurance securities, as well as engaging in proprietary trading of securities for its own account. The Company also provides investment advisory services and effects transactions in commodities and commodity futures as broker for others.

Under its membership agreement with FINRA and pursuant to Rule l5c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule l5c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Revenues from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company.

Marketing costs are expensed as incurred. For the year ended December 31, 2014, the Company charged $3,514 to other operating expenses for marketing costs.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2014, the receivables due from clearing organizations of $1,308,757 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with JP Morgan Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2014 was $100,000.

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value, consist of investments in auction rate securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. At December 31, 2014 these securities are carried at their fair market value of $56,250 (See Note 7).

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and Fixtures	$ 212,996	7
Computer Equipment	373,455	3
Office Equipment	30,223	5
Software	56,680	3
Total cost of property and equipment	673,354	
Less: accumulated depreciation	(542,343)	
Property and equipment, net	$131,010	

Depreciation expense for the year ended December 31, 2014 was $46,411.

Note 6: INCOME TAXES

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	11,790
Total income tax provision	$ 12,590

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by F ASB ASC 820, are used to measure fair value.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 , quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Auction rate securities	$ 56,250	$ 56,250	$ -	$ -
Total	**$ 56,250**	**$ 56,250**	**$ -**	**$ -**

Note 8: NOTE PAYABLE

In 2012, the Company borrowed $100,000 from Pacific Western Bank to finance fixed asset additions. The loan is guaranteed by the officers and is due in monthly installments over three years, at an interest rate of 5%. At December 31, 2013, the outstanding principal balance of the loan was $32,179, and the Company recorded $2,558 in interest expense associated with this note.

Note 9: RELATED PARTY TRANSACTIONS

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as investment advisor to the Fund. In addition to the Fund, there are two other related entities Triple Double Partners, LLC ("Triple") and Hollencrest Insurance Services ("Insurance") that share office space with the Company.

Note 9: RELATED PARTY TRANSACTIONS
(Continued)

The Company earns commissions on the Fund's securities transactions and a management fee for its advisory services. For the year ended December 31, 2014, the Company earned $248,119 in commissions and management fees from this relationship.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 10: PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at the discretion of management. The total employer contribution for the year ended December 31, 2014, was $170,826.

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management. During the year ended December 31, 2014, the Company made matching contributions of $19,612.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

On August 2, 2012, the Company signed a second amendment to its lease agreement for an additional sixty-five months that will expire on May 31, 2018. The lease contains provisions for rent escalations based on increases in certain costs incurred by the lessor.

Note 12: COMMITMENTS AND CONTINGENCIES
(Continued)

At December31, 2014, the minimum annual payments are as follows:

Year Ending December 31,		
2015	$	209,366
2016		215,362
2017		221,941
2018 & thereafter		93 ,690
	$	740,359

As at December 31, 2014, the office rent expensed was $ 195,752.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity *(April 2014).*	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers *(May 2014).*	After 12/15/17
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern *(August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

Note 15: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 16: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $1,484,022 which was $1,384,022 in excess of its required net capital of $ 100,000; and the Company's ratio of aggregate indebtedness ($483,577) to net capital was 0.3 to 1, which is less than the 15 to 1 maximum allowed.

Hollencrest Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Members' equity	$ 1,990,582	
Total members' equity		$ 1,990,582
Less: Non-allowable assets		
Receivable from affiliate	(18,721)	
Property and equipment, net	(131,010)	
Receivable – other	(43,787)	
Receivable from customers	(132,189)	
Prepaid expense	(172,416)	
Total non-allowable assets		(498,123)
Net capital before haircuts		1,492,459
Less: Haircuts on securities		
Haircut on marketable securities	(8,437)	
Total haircuts on securities		(8,437)
Net capital		1,484,022
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	32,238	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 1,384,022
Ratio of aggregate indebtedness to net capital	0.3 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Hollencrest Securities, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Hollencrest Securities, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Hollencrest Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period June 1, 2014 through December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hollencrest Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hollencrest Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Hollencrest Securities, LLC stated that Hollencrest Securities, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Hollencrest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hollencrest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

HOLLENCREST
CAPITAL MANAGEMENT

Assertions Regarding Exemption Provisions

We, as members of management of Hollencrest Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph: (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period June 1, 2014 through December 31, 2014.

Hollencrest Securities, LLC
Hollencrest Capital Management

Peter J. Pellizzon
Managing Director / COO / CCO
January 30, 2015

100 Bayview Circle, Suite 500 • Newport Beach, California 92660-8903
Toll Free (800) 838-8951 • Telephone (949) 737-7700 • Facsimile (949) 737-7703
Registered Investment Advisors • www.hollencrest.com
Member SIPC and NASD

Hollencrest Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Hollencrest Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Hollencrest Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in Hollencrest Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hollencrest Securities, LLC's management is responsible for the Hollencrest Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Hollencrest Securities, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

Hollencrest Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

	Amount
Total assessment	$ 17,671
SIPC-6 general assessment Payment made on August 1, 2014	(8,287)
SIPC-7 general assessment Payment made on February 4, 2014	(9,384)
Total assessment balance (overpayment carried forward)	$ -